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JOGO Health 🔖

JOGO is revolutionizing the way we treat chronic pain and neuromuscular disorders – with no drugs and no surgery, just results. With a Breakthrough Device designation for chronic lower back pain, FDA market authorization, and coverage by Medicare and commercial insurance, JOGO is already impr ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Raised	Days Left
$0	**28**

Launch ✓ ─── 2 ─── 3
$10,000.48 Min — $499,999.14 Max

Overview   Team   About   Communication Channel   Updates

Business Description

Highlights:

1. **VC-Backed:** Raised $250K or more from a venture firm.
2. **Repeat Founder:** Co-founder with prior AI healthcare exit to #1 clinical research company IQVIA (10X return).
3. **25,000+** patients treated across 50+ hospitals including Mayo Clinic.
4. **100,000+** patient sessions.
5. Reimbursed by Medicare and commercial insurances.
6. Backed by #1 Hospital in the World – Mayo Clinic, investor & co-development partner.
7. Led by executives from IQVIA, AT&T, Johnson & Johnson, and Astrazeneca.
8. Patent protected with 18 claims.

Overview:

WHY JOGO HEALTH?



JOGO is revolutionizing the way we treat chronic pain and neuromuscular disorders – with no drugs and no surgery, just results.

With a Breakthrough Device designation for chronic lower back pain, FDA market authorization, and coverage by Medicare and commercial insurance, JOGO is already improving the lives of over 25,000 patients worldwide.

JOGO's wearable technology and app work by leveraging the brain's natural neuroplasticity, providing relief from pain, helping stroke recovery, and alleviating migraines and incontinence. A recent Harvard Medical School study shows that JOGO is better than opioids in treating chronic lower back pain – offering a groundbreaking, noninvasive solution in a rapidly growing $380B market impacting 1.5B+ people worldwide.

Backed by VCs like Mayo Clinic Ventures and Hourglass Ventures, we're creating a world where individuals can overcome pain and muscular disorders without surgery or drugs.

WE HAVE FDA MARKET AUTHORIZATION AND ARE ALREADY TREATING THOUSANDS OF PATIENTS

Security Type:

Equity Security

Price Per Share

$1.12618

Shares For Sale

443,978

Post Money Valuation:

$32,916,119.47

Investment Bonuses!

N/A

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 25, 2025

Minimum Investment Amount:

$250.01

Target Offering Range:

$10,000.48-$499,999.14

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

JOGO has achieved the three most important milestones for any healthcare company: **Patents, FDA market authorization, and insurance reimbursement.**


25,000
PATIENTS
100,000+
PATIENT SESSIONS
50+
HOSPITAL
CHANNEL PARTNERS
20+
NEUROMUSCULAR
CONDITIONS

JOGO has earned endorsements from leading medical institutions, including the Mayo Clinic, the #1 hospital in the world, in addition to achieving 'Breakthrough Device' designation from the FDA.

Problem

Chronic Pain!


1 IN 5
adults worldwide suffer from chronic
pain or neuromuscular conditions

Living with chronic pain and neuromuscular conditions is a relentless battle that millions face with few truly effective solutions. The constant discomfort, the inability to perform daily tasks, and the mental toll of enduring pain without respite can severely impact one's quality of life, and that of those around them.

JOGO IS ADDRESSING A CRITICAL GAP IN EFFECTIVE, NONINVASIVE, NON-DRUG TREATMENTS

For too long, the primary options available to those suffering have been either pharmaceutical interventions or invasive surgery—choices that come with their own set of challenges.

Medications often offer temporary relief and carry risks of side effects, allergic reactions, and dependency, along with the accompanying hassle of prescriptions and refills. Surgery, effective in some cases, poses significant risks, requires long recovery periods, and has no success guarantee. It can also be costly, difficult to access, and is often avoided altogether due to fear of adverse outcomes.



In many cases individuals opt for no treatment at all, resigning themselves to live in discomfort. **At times, neither drug nor surgical solutions are even viable options for someone's given condition.**

The reliance on pharmaceutical drugs and surgery has left a significant gap in healthcare—a gap with a pressing need for innovation that is noninvasive, free from side effects, and accessible.

Solution

JOGO Solving Pain Management.

JOGO REVOLUTIONIZES PAIN MANAGEMENT AND NEUROMUSCULAR REHABILITATION

Introducing JOGO Health. **Our wearable device and app harness the brain's natural neuroplasticity, offering a clinically superior, safe, and convenient solution without the side effects commonly associated with drugs and surgeries.**


OUR WEARABLE TECHNOLOGY AND APP
ELIMINATE THE NEED FOR DRUGS OR SURGERY

Our proprietary, noninvasive technology is driven by AI, revolutionizing care for over 20 conditions including urinary incontinence, stroke recovery, migraines, Parkinson's disease, cancer pain, and more.


MIGRAINE/TENSION HEADACHE
21% of world population
Medications, Surgery
CHRONIC CONSTIPATION
16% of world population
Medications, Surgery
URINARY INCONTINENCE
28% of world population
Medications, Surgery
CHRONIC LOWER BACK PAIN
38% of world population
Opioids, Surgery
STROKE
5M per year
Rehab
CANCER PAIN
9M per year
Opioids
Conditions: Anorectal Pain Syndrome, Cancer Pain, Cerebral Palsy, Chronic Constipation, Chronic Lower Back Pain, Chronic Pelvic Pain, Defecation Dyssynergia, Dysphagia, Erectile dysfunction, Essential/Functional Tremors, Facial Palsy, Fecal Incontinence, Migraine, Multiple Sclerosis (pain management, incontinence and neuro rehab), Parkinson's Tremors, Pelvic Organ Prolapse, Pelvic Pain, Stroke Pain, Stroke Recovery (Dystonia and Spasticity), TMJ Pain, Urinary Incontinence

JOGO can provide long-term help for health issues that traditional surgeries simply can't fix. Plus, it's safe for pregnant women and children, and for treating often under treated conditions like migraines and pelvic floor disorders.

Business Model

WE GENERATE REVENUE VIA DIRECT-TO-PATIENT SALES AND ENTERPRISE SUBSCRIPTIONS

JOGO sells directly to patients via referrals from some of the largest and leading hospitals in the country, including Mayo Clinic, Mount Sinai Hospital (New York), Brigham and Women's Hospital, and Weill Cornell Medicine. Treatments are paid for per session, with costs typically covered by insurance.

Additionally, JOGO leases its platform to healthcare systems, such as clinics and hospitals, which pay a monthly fee for a 12-month leasing period. This arrangement allows them to integrate JOGO's solution into their patient care systems, thereby enhancing their treatment capabilities.

BUSINESS MODEL



JOGO AS A PROVIDER
Self Insured Employers, Pantients and Providers, Direct Insurance Billing



JOGO AS A TECHNOLOGY VENDOR
Providers, Health Systems, Subscription, Lease/Purchase

Market Projection

JOGO IS DISRUPTING A MASSIVE COMBINED $380B MARKET OPPORTUNITY

The chronic pain and neuromuscular disorder treatment market, **set to exceed $600B by 2030, is ripe for disruption.** Historically dominated by pharmaceutical and surgical interventions, there lies a significant, meaningful market opportunity for JOGO's safe, noninvasive alternative.



$86B — TAM
$10B — SAM
$105M — SOM

CHRONIC PAIN | STROKE | TREMORS | PELVIC FLOOR DISORDERS

By capturing a significant share of this expansive market and redefining the standards of care in treating neuromuscular conditions and chronic pain, JOGO is paving the way for a new era in healthcare.

Competition

JOGO DOMINATES THE COMPETITION, 20X CHEAPER THAN SURGERY WITH ZERO SIDE EFFECTS.

The Result

A transformative healing experience. Patients experience reductions in pain, improved muscle function, and enhanced overall well-being.

FMRI STUDIES

PRE-TEST



POST-TEST



A RECENT HARVARD MEDICAL SCHOOL STUDY SHOWS THAT JOGO IS BETTER THAN OPIOIDS IN TREATING CHRONIC LOWER BACK PAIN

CLINICAL VALIDATION (MIGRAINE)

Study showed JOGO **reduced** disability, anxiety and **increased** quality of life in patients with episodic migrane

JOGO vs. Treatment as Usual (Physical Therapy, Opioids)	Statistical Significance of JOGO Treatment	Measurement
Lower Migraine Disability	p<0.05	Migraine disability assessment (MIDAS)
Anxiety	p<0.01	HADS-A
Increase in Quality of Life	p<0.001	The Migraine-Specific Quality of Life Questionnaire (MSQ)
Temporal Summation	p<0.05	QST



ROBERT R. EDWARDS, PhD.
HARVARD MEDICAL SCHOOL · BRIGHAM AND WOMEN'S HOSPITAL



CAROLYN BERNSTEIN, M.D
HARVARD MEDICAL SCHOOL · BRIGHAM AND WOMEN'S HOSPITAL

JOGO IS CHANGING LIVES



S.W., ATLANTA, GA

I had a stroke which left my left side fully paralyzed. JOGO virtual rehab helped me fully recover in the comfort of my own home after the initial rehab failed. I am now able to walk, my range of motion improved dramatically, I am now able to open a water bottle and even drive a car.





J.S., PHILADELPHIA, PA

I have been suffering from incontinence ever since I had my first child. Surgery was my last option. With a very high deductible plan, a surgery would have cost me $10K. It was also a risky option. With 10 sessions of JOGO therapy, I have recovered 90%. JOGO also gave my confidence back!



R.W., TORONTO, CANADA

I was suffering from chronic lower back pain for more than 15 years. I tried many years of physical therapy, pain killers and was wearing a lumbar belt for almost 10 years. My last option was surgery. With just 8 sessions of JOGO therapy, now I am pain free after 15 years. JOGO works!



PATIENT SESSION GROWTH FROM 0 TO 100,000+

100,000+

0

2020　　　　2028

Traction & Customers



WE'RE ON TRACK TO $100M+ IN REVENUE BY 2028

$100M+

LAUNCHED

2019　　　　2028

Forward looking projections cannot be guaranteed.

Revenue Growth

We're scaling rapidly. With the capital to scale and reach 100,000 patients globally, we are poised to reach projected annual revenues of $100M+ by 2028.

Future Growth

We've also started selling directly to employers to include JOGO as part of their benefits program. We have already secured a contract with a pharmaceutical company and are developing an exciting pipeline of engagements with large corporations, including Silicon Valley giants.

JOGO aims to expand its B2B leasing model by leasing JOGO devices to 70K+ individual regional physician offices specializing in neurology, pain management, orthopedics, urology, gastroenterology, and physical medicine and rehabilitation (PM&R).


PATIENT GROWTH: 500K
PATIENTS IN 5 YEARS
500K
25K
2024
2028

**Forward looking projections cannot be guaranteed.*

JOGO has begun expanding our footprint internationally and is on track to treat patients across the globe. **We aim to be the first line of treatment for chronic pain and neuromuscular disorders.**


CLINICAL VALIDATION TO
COMMERCIAL TRACTION
Mount Sinai
BRIGHAM AND WOMEN'S HOSPITAL
MAYO CLINIC
UMass Memorial Health
CUSTOMER/CLINICAL PIPELINE
Rx coming from Mt. Sinai, Beth Israel, Mayo Clinic, U Mass Worcester, BWH
Signed first self-insured Employer to treat migraine. Five in pipeline
Johnson & Johnson
INNOVATION JLABS
Launch from stealth
JLABS at UPenn
Launch of clinical trials at Brigham and Women's Hospital for chronic lower back pain and migraine
BRIGHAM AND WOMEN'S HOSPITAL
Brigham and Women's study showed JOGO is superior to opioids in treating chronic lower back pain & JOGO reduced migraine impact by 70%
FDA
FDA 510K exemption & breakthrough
Insurance CPT codes obtained
MA, NY, NJ license obtained to treat patients directly
20k patients treated in India, Hired Abbott, GSK Management team to run India
2019
2020
2022
2023
Raised $2.5M seed round from IQVIA CEO Ari Bousbib & Ex IQVIA GM Siva Nadarajah
Raised additional $5M Hourglass Ventures, Mayo Clinic Ventures
Raising $10M Series A round @ 37M valuation. $5M raised from Lead Investor
Mayo Clinic entered into a strategic co-development partnership to develop Parkinson's and Essential Tremors offering.

With proven product-market fit, insurance reimbursement, and commercial traction, we're raising capital to scale our reach to hundreds of thousands of patients impacted by chronic pain and neuromuscular disorders worldwide.

Our vision is to embed JOGO devices in over 1M physicians' offices, rehabilitation centers, specialty clinics, workplaces and homes around the world.

Investors

INVEST IN A HEALTHIER TOMORROW

With JOGO, we anticipate a transformative shift in healthcare: a future where our innovative approach becomes the first line of treatment, eliminating the need for drugs and surgery, and significantly enhancing the quality of life for patients worldwide.

We believe that Healthcare is too important to be left in the hands of a few; healthcare affects everyone and demands collective participation for the needle to move in the right direction. **JOGO is built on the vision of "by the world for the world", and opening our investment round on PicMii is a crucial step towards realizing this vision.**

Investing in JOGO means you'll be joining forces with venture investors including Hourglass Ventures and Mayo Clinic, the #1 hospital in the world, in championing a future where 1.5B+ people are free from chronic pain and neuromuscular limitations.

Together, we're crafting a future where healing is achievable for everyone – the future of healthcare. Invest in JOGO today.

Terms

Up to $499,999.14 in Series A-1 Preferred Stock at $1.12618 per share with a minimum target amount of $10,000.48.

Offering Minimum: $10,000.48 | 8,880 shares of Series A-1 Preferred Stock
Offering Maximum: $499,999.14 | 443,978 shares of Series A-1 Preferred Stock
Type of Security Offered: Series A-1 Preferred Stock
Purchase Price of Security Offered: $1.12618 per Share
Minimum Investment Amount (per investor): $250.01 | 222 shares of Series A-1 Preferred Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.01. The Company must reach its Target Offering Amount of $10,000.48 by April 25, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.48 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Jogohealth, Inc., the name of the SPV is Jogohealth SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Jogohealth SPV, LLC and Jogohealth SPV, LLC will, in turn, use your money to invest in Jogohealth, Inc. Hence, Jogohealth SPV, LLC will be reflected as one investor in Jogohealth, Inc.

Jogohealth, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Jogohealth SPV, LLC will conduct no business other than to invest in Jogohealth, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Jogohealth SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Jogohealth, Inc. is a corporation, you will be an owner of Jogohealth SPV, LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to Jogohealth, Inc., not to Jogohealth SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Jogohealth SPV, LLC, not in the Company directly. You will receive an interest in Jogohealth SPV, LLC called "Investor Shares" while Jogohealth SPV, LLC will receive shares of Series A-1 Preferred Stock issued by the Company. The governing documents of Jogohealth SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Shares to be issued to you from Jogohealth SPV, LLC, are intended to put you in the same position as if you had purchased shares of Series A-1 Preferred Stock directly from the Company.

Voting Proxy to the Manager

The SPV investor shares do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, Jogohealth, Inc., as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Shares shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Overview Team About Communication Channel Updates

Siva Nadarajah
Co-Founder and President
Background
Healthcare innovation exec. Built company from 0 to exit to IQVIA ($47B clinical research company). Part of the team that took IQVIA (formerly IMS Health) public. 3 healthcare AI patents. Electrical & Electronics Engineering BS.



Sanjai Murali
Founder and CEO
Background
Clinical product visionary. Built card-based cash transaction system at AT&T, serving as the foundation of smart chips in credit and ATM cards globally. Built JOGO from 0 to FDA market authorization. Electrical Engineering BS. Computer Engineering MS.



Gary Krasilovsky
Chief Scientific Officer
Background
Physical therapy trailblazer. 40+ years in differential diagnosis & treatment in neurological rehabilitation. Educator of 1000+ physical therapy leaders at NYU, Ithaca College, & Hunter College. NYU Physical Therapy – Pathokinesiology MA & PhD.



Jason Kernen
National Sales Director
Background
Award-winning sales executive. Former Division Sales Manager at Astrazeneca. Ex-Account Manager at Johnson & Johnson & Jazz Pharmaceuticals. University of Delaware BA. Healthcare Administration MBA.



Emily Cassata DPT
Clinical Program Manager
Background
Clinical healthcare pro. Develops products to streamline clinical operations & enhance patient experiences for telehealth & digital rehabilitation. Managed team of 40+ at VC-backed healthcare startup. Ex-Pfizer. Health Sciences BA. Physical Therapy DPT.

Overview Team About Communication Channel Updates

Company Name

JOGO Health

Location

991 US Highway 22
Ste #200
Bridgewater, New Jersey 08807

Number of Employees

5

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

June 21, 2010

Company Website





